Exhibit 4.15

English Summary of Long-Term Lease Agreement (the “Agreement”), dated as of March 27, 2022, by and between the Israel Lands Authority, on behalf of itself, the Israel Development Authority and the Jewish National Fund (the “Lessor”) and Kornit Digital Ltd. (the “Company”).

Subject Matter of Agreement: Long-term lease for certain lots of real property in Kiryat Gat, Israel upon which the Company may develop and produce printing systems (upon which certain buildings constituting the Company’s ink facility are situated).

Size/Location of Lot: 10,984 square meters located on lot 3027/14 and 3027/23, sub-lot 153 in Kiryat Gat (the “Lot”)

Duration of Lease Period: 49 years, beginning on September 17, 2018 and ending on September 16, 2067

Renewal of Lease Period: Company has the option to extend the lease for an additional 49 years starting from the end of the original lease period

Construction Capacity on Leased Premises: Approximately 23,615.6 square meters built

Purpose of Lease: Development and production of printing systems.

Rental fees: The Company is required to pay the Lessor in advance the annual lease fees for the entire duration of the Agreement, in an aggregate amount of 5,135,240.00 New Israeli Shekels (“NIS”).

Any user fees paid to the Lessor before the signing of the Agreement shall be credited towards the rental fee.

The basic value of the Lot for purposes of the Lease is NIS 8,540,000.00 (as of the day of the Agreement).

Zoning: The Lot is zoned as an industrial area.

Other Terms of the Agreement:

●	The Company acknowledged that based on the recommendation of the Israeli Ministry of Economy, the exemption from an auction for the leased premises requires a minimum built structure of 4,195 square meters on the Lot.

●	The Company acknowledged that the Lot is zoned as an industrial area and the Company will not be permitted to use the area for any other purpose until seven years following the signing of the Agreement.

●	The Company acknowledged that all infrastructure and developments on the Lot are under the sole responsibility of the Ministry of Economy, and the Company will not pursue any claims against the Lessor regarding the infrastructure and developments.

●	The Company acknowledged that it is aware of an easement on the Lot and will not have any claims against it.

●	The Company acknowledged that it is aware that part of the Lot was designated as an antiquities site as of May 9, 2017 and agreed to assume responsibility for any fees regarding supervision or excavations as demanded by the Israel Antiquities Authority.